EXHIBIT 12.1

MEDTRONIC, INC. COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

The ratio of earnings to fixed charges for the six months ended October 24, 2008 and the fiscal years ended April 25, 2008, April 27, 2007, April 28, 2006, April 29, 2005, and April 30, 2004 was computed based on Medtronic’s historical consolidated financial information included in Medtronic’s most recent Annual Report incorporated by reference on Form 10-K.

	Six months ended October 24, 2008	Year ended April 25, 2008	Year ended April 27, 2007	Year ended April 28, 2006	Year ended April 29, 2005	Year ended April 30, 2004
Earnings:
Net earnings	$1,318	$2,231	$2,802	$2,547	$1,804	$1,959
Income taxes	296	654	713	614	740	838
Minority interest (loss)/income	1	—	—	—	(1)	3
Capitalized interest (1)	(3)	(10)	(3)	(3)	(1)	—
	$1,612	$2,875	$3,512	$3,158	$2,542	$2,800
Fixed Charges:
Interest expense (2)	$113	$255	$229	$116	$55	$56
Capitalized interest (1)	(3)	10	3	3	1	—
Amortization of debt issuance costs (3)	6	12	14	4	1	—
Rent interest factor (4)	34	41	34	26	24	21
	$150	$318	$280	$149	$81	$77
Earnings before income taxes and fixed charges	$1,762	$3,193	$3,792	$3,307	$2,623	$2,877
Ratio of earnings to fixed charges	12	10	14	22	32	37

(1) Capitalized interest relates to construction projects in process.

(2) Interest expense consists of interest on indebtedness.

(3) Represents the amortization of debt issuance costs incurred in connection with the Company’s registered debt securities. See Note 8 to the condensed consolidated financial statements for further information regarding the debt securities.

(4) Approximately one-third of rental expense is deemed representative of the interest factor